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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2012

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SumRidge Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place

(No. and Street)

Jersey City	**NJ**	**07310**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Morano **(201) 898 - 2525**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/16

OATH OR AFFIRMATION

I, Kevin Morano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SumRidge Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin R Morano

Signature

CHAIRMAN

Title

Nancy J. Simenson

Notary Public

February 17, 2012

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report

To the Member
SumRidge Partners, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SumRidge Partners, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

SumRidge Partners, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 537,024
Receivable from clearing broker, net	25,708,561
Securities owned, at fair value	81,687,960
Furniture and equipment, net	51,445
Other assets	233,849
Total assets	$ 108,218,839
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 90,322,611
Accounts payable and accrued expenses	2,339,390
Total liabilities	92,662,001
Member's Equity	15,556,838
Total liabilities and member's equity	$ 108,218,839

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: SumRidge Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SumRidge Partners Holdings, LLC (the Parent).

The Company was organized on September 29, 2009 (inception date) and became effective as a registered broker-dealer on August 20, 2010. The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds, corporate bonds, and municipal bonds. All proprietary and customer transactions are executed and cleared through another registered broker dealer, JP Morgan Clearing Corp., on a fully disclosed basis, and as such, the Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Securities transactions: Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis.

Customer securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. At December 31, 2011, management has determined that there are no material uncertain income tax positions for the Company. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Recent accounting pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1
Assets:	
Corporate bonds	$ 59,673,399
Municipal bonds	10,603,424
U.S. treasury notes	11,398,963
Equities	10,023
Warrants	2,151
	$ 81,687,960
Liabilities:	
Corporate bonds	$ 86,299,984
U.S. treasury notes	4,022,627
	$ 90,322,611

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and are recognized by the Company at the end of each reporting period. There were no transfers between Levels 1, 2 or 3 during the year.

Note 3. Receivable from Clearing Broker, Net

Receivable from clearing broker, net at December 31, 2011, consists of the following:

	Receivable	Payable	Net
Cash/margin	$ 29,883,462	$ 3,952,378	$ 25,931,084
Interest	1,372,264	1,594,787	(222,523)
	$ 31,255,726	$ 5,547,165	$ 25,708,561

Note 4. Furniture and Equipment, Net

At December 31, 2011, the Company had furniture and equipment as follows:

Computer equipment	$ 83,396
Furniture	3,574
	86,970
Less accumulated depreciation	(35,525)
	$ 51,445

Note 5. Commitments

The Company has entered into a non-cancellable operating lease agreement for office space in Jersey City, New Jersey that expired on May 31, 2011, with a monthly payment of $15,294. During the year, the Company exercised its option to extend the lease through May 31, 2012 and has a final one year extension available. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. For the year ended December 31, 2011, total rent expense amounted to $185,651.

Note 6. Off-Balance-Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

Note 6. Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer (JP Morgan Clearing Corp.).

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital both, not to exceed 8 to 1, for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $5,712,000 and $156,000, respectively, and its net capital ratio was 0.41 to 1.0. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.

Note 8. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker (JP Morgan Clearing Corp.) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.